Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related prospectus of SciClone Pharmaceuticals, Inc. for the registration of $50,000,000 of its common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our reports dated March 13, 2009, with respect to the consolidated financial statements and schedule of SciClone Pharmaceuticals, Inc. and the effectiveness of internal control over financial reporting of SciClone Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Palo Alto, California

May 18, 2009